UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1


                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act


                          INTERCELL INTERNATIONAL CORP.
                      -------------------------------------
             (Exact name of registrant as specified in its charter)

  COLORADO                 000-50619                       84-1069035
  --------                 ----------                      ----------
(State or other             (Commission File                (IRS Employer
jurisdiction of             Number)                         Identification No.)
of incorporation)




                14860 Montfort Drive, Suite 210, Dallas, TX 75254
              -----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (972) 386-3372
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER


This Information Statement is being mailed on or about January 13, 2007 to holders of record as of the close of business on January 10, 2007 of shares of common stock, ("Common Stock"), of Intercell International Corp. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by NewMarket Technology, Inc. ("NMKT"), to three seats on the Board of Directors of the Company (the "Board") in connection with the issuance of 2,000,000 common shares and 250,000 Series A Preferred Shares pursuant to the Plan and Agreement of Reorganization on October 18, 2006 representing approximately 96% of the Company's outstanding Common Stock, and the resignations of Mallory Smith and R. Mark Richardson as directors will be effective ten days after the mailing of this Notice to shareholders.

     The appointment is being effected through an increase in the number of board members, appointed by Board Action. You are urged to read this Information Statement carefully and in its entirety.

     THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

     The Company has issued 2,000,000 shares of Common Stock and 250,000 shares of Series A Preferred Stock pursuant to the Plan and Agreement of Reorganization with NewMarket China, Inc. to New Market Technology, Inc. A total of 2,000,000 shares of Common Stock and 250,000 shares of Series A Preferred Stock have been issued to sole shareholder of NewMarket China, Inc. ("NMCI"), in exchange for 100% of the NewMarket China, Inc. stock.

     Additionally, on the Closing Date, October 18, 2006, R. Mark Richards resigned from his position as our Chief Executive Officer and President, and Kristi Kampmann resigned as Secretary/Treasurer. Effective on the Closing Date, Mr. John Verges was appointed to serve as our President and Chief Executive Officer, and Philip Rauch was appointed Chief Financial Officer.

     In connection with the change in control of the Company, we also changed our business plan. Prior to the change in control, we had been dormant for approximately eighteen months and had not realized any profitable operations. In connection with the change in control, our Board is pursuing business endeavors related to information technology management in China through its wholly owned subsidiary, New Market China, Inc. Accordingly, our Board intends to seek additional capital to enable us to carry out our new business plan.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 100,000,000 shares of Common Stock, of which, 25,943,433 shares of common and 250,000 Series A and 2,000,000 Series B Preferred are issued and outstanding as of January 8, 2007. Each share of Common Stock entitles the holder of the share to one vote. Series A Preferred is a super preferred voting stock allowing holder (NMKT) to always vote a majority of the common stock. Series B Preferred allows no preferential voting.

                                   MANAGEMENT

Executive Officers and Directors

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.


NAME                                     AGE       POSITION
--------------------------------------------------------------------------------
John Verges                              38        CEO/President
--------------------------------------------------------------------------------
Philip Rauch                             45        CFO
--------------------------------------------------------------------------------
Mallory Smith                            57        Director
--------------------------------------------------------------------------------
Charles E. Bauer                         53        Director
--------------------------------------------------------------------------------
R. Mark Richards                         56        Director
--------------------------------------------------------------------------------

New directors
--------------------------------------------------------------------------------
Philip Rauch                             45        Director
--------------------------------------------------------------------------------
Bruce Noller                             53        Director
--------------------------------------------------------------------------------
Philip Verges                            42        Director
--------------------------------------------------------------------------------

     R. Mark Richards and Mallory Smith have tendered their resignations as directors effective ten days after date of mailing of this Notice pursuant to
Section 14f of the Securities Exchange Act of 1934.

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors.

JOHN VERGES, Chief Executive Officer

     On October 18, 2006, Mr. John Verges was appointed the Chief Executive Officer and President of the Registrant. Mr. Verges is the Chief Executive Officer of NewMarket China, which the Registrant is in the process of acquiring as a wholly-owned subsidiary.

     Mr. Verges holds a Bachelor of Science in Management Information Systems from the University of Texas at Dallas. In addition he has earned a Masters of Business Administration in Finance from the University of Texas at Dallas. Mr. Verges served in the U.S. Navy for five years as a Naval Aviator and after resigning his commission he worked in the private sector with several emerging technology firms.

     Mr. Verges is the brother of Mr. Philip Verges, the Chief Executive Officer and Director of NewMarket Technology, Inc., a majority stockholder of the Registrant. Mr. Philip Verges has also been appointed to the Board of Directors of the Registrant (see below.)

     At this time the Registrant has not entered into an employment agreement with Mr. Verges.

PHILIP RAUCH, Chief Financial Officer & Director Nominee

     On October 18, 2006, Mr. Philip Rauch was appointed the Chief Financial Officer and a Director of the Registrant. Mr. Rauch is the Chief Financial Officer and a Director of NewMarket Technology, Inc., a majority stockholder of the Registrant.

     Mr. Rauch holds a Bachelor of Science in Economics degree with honors from the University of Pennsylvania Wharton School of Business, with a concentration in finance and accounting. Since February 2004, Mr. Rauch has been the Chief Operating and Financial Officer of Defense Technology Systems, Inc. Beginning in 1997, Mr. Rauch served in a senior capacity at AboveNet, Inc. (formerly
Metromedia Fiber Network, Inc.) as Vice President, Business Operations, and later as Controller. From 1993 to 1997, Mr. Rauch was Vice President and Chief Financial Officer of Columbus Construction, a heavy construction company with several plant facilities. From 1989 to 1993, he was Vice President and Chief Financial Officer of F. Garofalo Electric Co., a Local #3 IBEW engineering and construction company. Mr. Rauch has further earned a certificate in Construction Management from the Institute of Design and Construction in New York. He is currently a member of the American Management Association and the Construction Financial Management Association.

R. MARK  RICHARDS, former President and CEO, and Director

     Mr. Richards has served as the President and Chief Executive Officer of the Company since March 16, 2005 to October 18, 2006. Mr. Richards has served as a director of the Company since February 2000. From October 21, 2003 to January 30, 2004, Mr. Richards served as the President and Chief Executive Officer, Pro Tem. Mr. Richards graduated in 1973 from Colorado School of Mines, in Golden, Colorado, with a Bachelor of Science-Engineering. He also attended the University of Colorado in Boulder and completed a course in Project Management. Mr. Richards worked for the Public Service Company of Colorado for 15 years in various management positions, including Director - Business Development and is currently employed at the Rocky Flats Environmental Technology Site, where he has served in various capacities, including Program Manager.

MALLORY SMITH

     Mr. Smith has been a director of the Company since February 2000. He is currently self-employed as a Certified Public Accountant with six employees. He has a client base of approximately 450 tax clients, 100 monthly small business clients, and 25 business-consulting clients. Mr. Smith graduated from Queens College, New York with a B.S. Major Accounting, Mathematics. He has been a member of the Small Business Finance Company Board since 1983, and served on various other boards over the years.

CHARLES E. BAUER, Ph.D.

     Dr. Bauer has served as a director of the Company since November 22, 1996. Dr. Bauer has been the Managing Director of TechLead Corporation, an international consulting firm, since 1990. Dr. Bauer received his B.S. in Materials Science and Engineering from Stanford University in 1972, his M.S. in Metallurgical Engineering from Ohio State University in 1975, his Ph.D. in Materials Science and Engineering from Oregon Graduate Center, Beaverton, Oregon in 1980 and his MBA from the University of Portland in 1988.

PHILIP VERGES, Director

     On October 18, 2006, Mr. Verges was appointed to the Board of Directors of the Registrant. Mr. Verges is the Chief Executive Officer and Chairman of NewMarket Technology, Inc.

     Mr. Verges is a 1988 graduate of the United States Military Academy. His studies at West Point centered on national security. Mr. Verges served with distinction as a U.S. Army Captain in a wide variety of important engagements to include research and development of counterterrorism communication technologies and practices.

     Mr.  Verges'  early  career  after the Army  includes  time in the Computer
Sciences Research and Development Department of General Motors as well as experience teaching systems engineering methodology and programming to Electronic Data Systems ("EDS") employees from 1991 to 1995. Mr. Verges' first business start-up experience was at EDS in a new division concentrating on call center technology in financial institutions. Later in 1995, he added to his start-up experience at a $30 million technology services business with the responsibility to open a new geographic region with a Greenfield operation. Mr. Verges founded NewMarket Technology in 1997.

BRUCE NOLLER, Director

     On October 18, 2006, Mr. Noller was appointed to the Board of Directors of the Registrant. Mr. Noller is a Director of NewMarket Technology, Inc.

     Mr. Noller is currently the President of Noller & Associates, Inc., Mr. Noller brings to the Board over 25 years of Financial, Operational and Marketing experience. Before he founded his own firm in 1994, he served as Vice President for Integrated Control Systems, a worldwide management consulting firm. During that time, Mr. Noller proposed and oversaw engagements with a variety of industries including healthcare, distribution, manufacturing, retail, banking, insurance, mining and telecommunications. With an approach that emphasizes implementation with measurable results, Mr. Noller's current firm focuses on improving existing financial and management systems. Mr. Noller has International management consulting experience in Singapore, Malaysia, China, Canada, Latin America and Europe.

Employment Agreements

     We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended September 30, 2006, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements up to such date. Subsequent thereto, as a result of the change of control, certain further reports have been filed under Section 16, although not timely, and several other reports are pending signature and filing at this time.

Corporate Governance

         We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

         Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders may send communications to our Board by writing to: Intercell International Corp., 14860 Montfort Drive, Suite 210, Dallas, TX 75254, attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.


                             EXECUTIVE COMPENSATION

Executive Officer Compensation

     The following table sets forth the compensation payable to our Chief Executive Officer and other executive officers of the Company for services in all capacities to the Company and its subsidiaries during the two years ended September 30, 2006.


                            Fiscal     Annual     Compensation     Awards
Name & Principal            Year       Salary         Bonus        Other Annual          Restricted       Securities
Position                    Ended      ($)            ($)          Compensation          Stock            Underlying
                            September                                  ($)               Award(s)         Options/
                            30                                                           ($)              SARS (#)
---------------------------------------------------------------------------------------------------------------------------------

John Verges, CEO            0                                      0                     0                0
Philip Rauch, CFO           0          0              0            0                     0                0
Bruce Noller, Director      0          0              0            0                     0                0
Philip Verges, Director     0          0              0            0                     0                0
Kristi Kampmann,
 Secretary/Treasurer        0          0              0            0                     0                0
 (resigned 12/18/06)
R. Mark Richardson          0          0              0            0                     0                0
 Director
 (resigned 12/18/06)
Mallory Smith, Director     0          0              0            0                     0                0
Charles Bauer, Director     0          0              0            0                     0                0

         The Company has not adopted any stock option or other forms of incentive compensation plans at this time.

                           Compensation of Directors
                           -------------------------

     Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 25,943,433 shares of common stock outstanding and 250,000 Series A Preferred shares and 2,000,000 Series B shares outstanding.


             Name and Address of Beneficial Owner                       Number of Shares           % of Outstanding (6)

NewMarket Technology, Inc.                                              2,000,000(7)                7.70%
14860 Montfort Drive, Suite 210
Dallas, TX  75254

NewMarket Technology, Inc.                                                250,000(7)                60%
14860 Montfort Drive, Suite 210                                         (Series A Preferred
                                                                        convertible)
Dallas, TX  75254

Asia Pacific Venture Partners LLP                                       2,000,000(8)                20%


Philip Rauch, CFO                                                       2,000,000(9)                7.70%
14860 Montfort Drive, Suite 210                                           250,000(9)                60%
Dallas, TX  75254

Bruce Noller                                                            2,000,000(9)                7.70%
14860 Montfort Drive, Suite 210                                           250,000(9)                60%
Dallas, TX  75254

Hugh Robinson                                                           2,000,000(9)                7.70%
14860 Montfort Drive, Suite 210                                           250,000(9)                60%
Dallas, TX  75254

James Mandel                                                            2,000,000(9)                7.70%
14860 Montfort Drive, Suite 210                                           250,000(9)                60%
Dallas, TX  75254

Paul H. Metzinger                                                       3,131,434(1)                12%
370 17th Street, Suite 3640
Denver, CO 80202

Cheri L. Metzinger                                                      3,131,434(1)                12%
3236 Jellison Street
Wheat Ridge, CO 80033

Charles E. Bauer, Director                                                485,000(2)                1.8%
31312 Island Drive
Evergreen, CO 80439

R. Mark Richards, Director                                                764,313(5)                2.9%
3892 Weld County Road 45
P.O. Box 388
Hudson, CO 80642


Mallory Smith, Director                                                   606,910(4)                2.3%
11211 E. Arapahoe Rd, Suite 116
Englewood, CO 80112

All officers and directors as a group                                   3,856,223(6)               14.7%
(6 persons)                                                             + Series A Preferred
                                                                        shares convertible to
                                                                        60%(7)

(1) Includes 2,631,434 shares of common stock owned indirectly and beneficially by Mr. Metzinger through his wife's trust, and options consisting of 500,000 shares exercisable at $0.12 expiring in September 2014, held directly and beneficially by Mr. Metzinger. Mr. Metzinger's and his wife's stock ownership are not duplicated in this computation.

(2) Includes 200,000 shares of common stock owned directly and beneficially, options for 5,000 shares of common stock exercisable at $7.50 per share, expiring in September 2007, options for 250,000 shares of common stock exercisable at $0.41 per share, expiring in January 2014 and warrants for 30,000 shares of common stock exercisable at $0.10 per share, expiring in October 2008.

(3) Includes 50,000 shares of common stock owned directly and beneficially and options for 2,500 shares of common stock, exercisable at $7.50 per share, expiring in September 2007; an option for 7,500 shares of common stock, exercisable at $1.00 per share, expiring in June 2008; and an option for 500,000 shares of common stock, exercisable at $0.51 per share, expiring in October 2013.

(4) Includes 296,910 shares of common stock owned directly and beneficially; an option for 250,000 shares of common stock, exercisable at $0.41 per share, expiring in January 2014; and a warrant for 60,000 shares of common stock, exercisable at $0.10 per share, expiring in October 2008.

(5) Includes 204,313 shares of common stock owned directly and beneficially; an option for 500,000 shares of common stock, exercisable at $0.51 per share, expiring in October 2013; and a warrant for 60,000 shares of common stock, exercisable at $0.10 per share and expiring in September 2008.

(6) Based on 25,943,433 shares of common stock issued and outstanding on January 9, 2007 and assuming options and exercise of 7,425,000 outstanding warrants, there would be 36,326,423 shares outstanding. Mr. Metzinger's and Mrs. Metzinger's stock ownership are not duplicated in this computation.

(7) Convertible to 60% of common stock owned by New Market Technology, Inc. which is deemed to vote all of such stock through its Board of Directors as if converted.

(8) Conversion privileges to 20% of the common stock.

(9) Deemed beneficially owned due to officer and/or director position in New Market Technology.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     This schedule related to the acquisition of beneficial ownership of Common Stock of Intercell International Corp. (hereinafter the "Company," whose principal place of business is located at 14860 Montfort Drive, Suite 210, Dallas, Texas 75254, of which NewMarket China, Inc. acquired 2,000,000 shares of Common Stock and 250,000 shares of Series A Preferred Stock by share exchange from the Company in October 2006.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               INTERCELL INTERNATIONAL CORP.
                                               (Registrant)



Date: January 17, 2007

                                               By: /s/ Philip Rauch
                                                   -----------------------------
                                                   Philip Rauch, CFO